UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019 (Report No. 8)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 23, 2019, Nano Dimension Ltd. (the “Company”) furnished its Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2019 (the “Interim Results”) on a Report on Form 6-K (the “Form 6-K”). This amendment (the “Amendment”) to the Form 6-K is being furnished solely to provide eXtensible Business Reporting Language tagging for the financial statements included in the Interim Results. There are no other changes to the Form 6-K.

Exhibits, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB and 101.PRE furnished with this Amendment are incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

101.INS	XBRL Instance File
101.SCH	XBRL Schema File
101.CAL	XBRL Calculation File
101.DEF	XBRL Definition File
101.LAB	XBRL Label File
101.PRE	XBRL Presentation File

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 25, 2019	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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